UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 1, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated July 1, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated July 1, 2025.

Exhibit 3	Press Release entitled “Schedule 5 – Blocklisting Six Monthly Return” dated July 1, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated July 2, 2025.

Exhibit 5	Press Release entitled “Transaction in own shares” dated July 3, 2025.

Exhibit 6	Press Release entitled “Transaction in own shares” dated July 4, 2025.

Exhibit 7	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated July 4, 2025.

Exhibit 8	Press Release entitled “Transaction in own shares” dated July 7, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated July 8, 2025.

Exhibit 10	Press Release entitled “Transaction in own shares” dated July 9, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated July 10, 2025.

Exhibit 12	Press Release entitled “Transaction in own shares” dated July 11, 2025.

Exhibit 13	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated July 11, 2025.

Exhibit 14	Press Release entitled “British American Tobacco p.l.c. – BAT Announces Management Board Changes” dated July 14, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated July 14, 2025.

Exhibit 16	Press Release entitled “Transaction in own shares” dated July 16, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated July 17, 2025.

Exhibit 18	Press Release entitled “Transaction in own shares” dated July 18, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated July 21, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated July 22, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated July 23, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated July 24, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated July 25, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated July 28, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated July 29, 2025

Exhibit 26	Press Release entitled “Transaction in own shares” dated July 30, 2025.

Exhibit 27	Press Release entitled “British American Tobacco p.l.c. – Half-Year Report for the six months to 30 June 2025” dated July 31, 2025.

Exhibit 28	Press Release entitled “Transaction in own shares” dated July 31, 2025.

Exhibit 29	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Share Buyback Programme” dated July 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  August 1, 2025